Exhibit 12.1

Pilgrim’s Pride Corporation

Computation of Ratio of Earnings

To Fixed Changes

	LTM Period Ended June 28, 2003 (3)		Nine Months Ended
	As Adjusted (4)	Pro Forma (5)	June 28, 2003	June 29, 2002
			(In thousands)
EARNINGS:
Income before income taxes and extraordinary charge	$38,163	$25,342	$46,309	$10,056
Add: Total fixed charges (see below)	$54,167	$83,532	38,424	38,209
Less: Interest Capitalized	$3,003	$3,003	$1,226	$4,237

Total Earnings	$89,327	$105,871	$83,507	$44,028

FIXED CHARGES:
Interest (1)	$45,375	$68,006	$31,842	$31,062
Portion of rental expense representative of the Interest factor (2)	8,792	15,526	6,582	7,147

Total fixed charges	$54,167	$83,532	$38,424	$38,209

Ratio of earnings to fixed charges	1.65	1.27	2.17	1.15

(1)	Interest includes amortization of capitalized financing fees.

(2)	One-third of rental expenses is assumed to be representative of the interest factor.

(3)	The “LTM Period” sets forth information for the last twelve months ended June 28, 2003.

(4)	The table sets forth information on a pro forma basis to reflect the completion of the Company’s proposed offering of its senior unsecured notes due 2011 in the aggregate principal amount of $100,000,000.

(5)	The table sets forth information on a pro forma as adjusted basis to reflect (i) the completion of the Company’s proposed offering of its senior unsecured notes due 2011 in the aggregate principal amount of $100,000,000, (ii) the proposed acquisition of the chicken division of ConAgra Foods, Inc. pursuant to a Stock Purchase Agreement dated June 7, 2003 between ConAgra Foods, Inc. and the Company, as amended, and (iii) the application of the net proceeds of that offering as described in the prospectus supplement relating thereto and attached to this Form 8-K.